Exhibit 99.1

(NASDAQ: ZKIN)

ZK International Group’s Consumer Plumbing Division Increases Sales Force 227%
Year-Over-Year to Meet Increased Demand of its Patented Pipeline Products

WENZHOU, CHINA – November 2, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN)  (“ZKIN” or the “Company”), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, today announced that in order to meet the increased demand for its patented pipeline water products, the Company has increased its sales force by 227% from 15 to 49 professionals who are strategically located in 37 cities and 16 provinces throughout China.

The consumer market for stainless steel piping is emerging in China, due to the rising health awareness of the current water quality in China and the urbanization of the country. ZK International’s patented stainless steel piping is well recognized in the industry for its safety of water delivery due to its outstanding corrosion resistance. The growth and maturity of the market has led to ZK International’s growth of its three pipeline divisions, led by its consumer plumbing division.

Mr. Juancong Huang, Chief Executive Officer of ZK International, commented, “The growth of our consumer pipeline division is being driven by demand to supply our proprietary piping products for residential use. Shanghai, for example, has led growth among all of our sales regions with increased volume of 220% year-over-year. As compared to our other divisions, the consumer market has less competition and higher margins because the end-users of our pipeline products are willing to pay premium to give their family access to clean water. Our increased sales force will allow us to continue contributing to various projects that will be underway with new development and redevelopment, as well as to focus on the potential growth related to large scale government projects like the Silk Road Plan, which has anticipated budget of $900 million.”

Mr. Huang continued, “There are billions of dollars earmarked to revitalize drinking water in several regions in China, due to pollution. In some regions water is undrinkable and others water is absolutely unfit for any purpose. ZK International is in a unique position to design, engineer and supply our products for globally significant projects, including those led by the Chinese government. As a thought leader in the industry, having written over 10 industry standard guidelines, we understand the necessity to provide a product that encompasses longevity, strength, sustainability and durability to ensure multi-billion dollar projects are supplied fresh, clean drinking water.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company’s SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Senior Vice President
PH: +1 (212) 896-1242
ZKInternational@KCSA.com